Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000




[CANAL+ LOGO]                  PIERRE LESCURE

TV AND FILMS GROUP
PRESENTATION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]                                         IMPORTANT LEGAL DISCLAIMER

- THESE DOCUMENTS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THESE DOCUMENTS ADDRESS THE FOLLOWING SUBJECTS:
       EXPECTED DATE OF CLOSING THE MERGER; FUTURE FINANCIAL AND OPERATING RESULTS; AND TIMING AND BENEFITS OF THE MERGER. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+'S AND SEAGRAM'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE MERGER; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM'S STOCKHOLDERS TO APPROVE THE MERGER; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY VIVENDI, CANAL+ AND SEAGRAM. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY VIVENDI, CANAL+ AND SEAGRAM WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VIVENDI, CANAL+ AND SEAGRAM. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PRESS RELEASE RELATING TO THE TRANSACTION FILED WITH THE COMMISSION BY EACH OF VIVENDI AND SEAGRAM, ON JUNE 20, 2000.

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                 PIERRE LESCURE
                                 EVI FULLENBACH
                                 DENIS OLIVENNES
                                 RICHARD LENORMAND

CANAL+ GROUP

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                          AGENDA

-      CANAL+ GROUP

       -      KEY DEVELOPMENT STAGES

       -      THE CANAL+ BUSINESSES

       -      A CLOSE-UP ON PAY-TV

       -      KEY FINANCIALS

-      UNIVERSAL STUDIOS GROUP

-      VIVENDI UNIVERSAL'S TV AND FILMS DIVISION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                   CANAL+ TODAY:
                                        A PAN-EUROPEAN MULTI-SERVICE TV OPERATOR

---------------------------------------------------------------------------------------------------
                                                      4 KEY DEVELOPMENT STAGES
---------------------------------------------------------------------------------------------------
                                1984             1992              1996               2000
---------------------------------------------------------------------------------------------------
BUSINESS SCOPE                 Pay TV           Pay TV            Pay TV        Multi-Service TV
---------------------------------------------------------------------------------------------------
TECHNOLOGY                    Analogue         Analogue          Digital       Digital Interactive
---------------------------------------------------------------------------------------------------
COUNTRIES                         1                4                5                  11
---------------------------------------------------------------------------------------------------
TV OFFERINGS BY COUNTRY           1               15                34                 100
---------------------------------------------------------------------------------------------------
DISTRIBUTION METHODS           Single          Multiple          Multiple           Multiple
---------------------------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                         CONSISTENTLY DELIVERING
                                                       STRONG GROWTH IN REVENUES

     CAGR +30%
1985            (EUR) 87 m

1999            (EUR) 3,291 m

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                   EBITDA REFLECTING INVESTMENTS
                                                               IN NEW BUSINESSES


1985            (EUR) (52) m

1999            (EUR) 423 m

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]                                                             AGENDA

-      CANAL+ GROUP

       -      KEY DEVELOPMENT STAGES

       -      THE CANAL+ BUSINESSES

       -      A CLOSE-UP ON PAY-TV

       -      KEY FINANCIALS

-      UNIVERSAL STUDIOS GROUP

-      VIVENDI UNIVERSAL'S TV AND FILMS DIVISION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                      AN ORGANISATION POSITIONED
                                          ACROSS THE ENTIRE MEDIA VALUE CHAIN...

 ...GENERATING INTEGRATION BENEFITS AND STRENGTHENING EACH VERTICAL

   PRODUCTION                                                                    DIGITAL TV
  AND LIBRARIES             PAY-TV                   INTERNET                    TECHNOLOGY
------------------   -----------------------   -------------------------   ----------------------
- STUDIOCANAL        - LARGEST EUROPEAN        - CANALNUMEDIA              - CANAL+ TECHNOLOGIES
                       PAY-TV OPERATOR

- 5,600 MOVIES       - 11 COUNTRIES AND        - PARTNERS WITH             - 7 MILLION STBs
                       PLATFORMS                 VIZZAVI AND VNET            DEPLOYED

- 6,000 TV HOURS     - OVER 10 MILLION         - OVER 30 WEB SITES         - ACTIVE IN EUROPE,
                       SUBSCRIBERS/                                          US AND ASIA
                       OVER 14 MILLION
                       SUBSCRIPTIONS

- 2nd LIBRARY IN
  EUROPE
------------------   -----------------------   -------------------------   ----------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                           CANAL+ GROUP DYNAMICS

   PRODUCTION AND                 PROGRAM                 DISTRIBUTION
   RIGHTS LIBRARY                PACKAGING
                                   CANAL+                TV (TERRESTRIAL,   S
                                  CHANNELS                 DTH, CABLE)      U R
CONTENT                                                                     B E
                                                                            S V
- NEW FILMS                      INTERNET                     TECHNOLOGY    C E
                                  CONTENT                                   R N
                                                                            I U
- TV PROGRAMS                    THEMATIC                PC OR MOBILE       B E
                                 CHANNELS                 (VIZZAVI)         E S
                                                           NARROW/          R
                                                          BROADBAND

- LIBRARIES

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                   PRODUCTION AND RIGHTS LIBRARY
                                              EUROPE'S SECOND LARGEST TELEVISION
                                                        AND MOVIE RIGHTS LIBRARY

----------------------------  ------------------------   ----------------------   ------------------------   -----------------------
PRODUCTION AND CO-PRODUCTION         THEATRICAL                 VIDEO/DVD                    TV                     MERCHANDISING
                                    DISTRIBUTION               DISTIBUTION              DISTRIBUTION

----------------------------
 FRANCE, UK, SPAIN, ITALY,
          GERMANY
----------------------------  ------------------------   ----------------------   ------------------------   -----------------------
       RIGHTS LIBRARY         FRANCE                     FRANCE                   WORLDWIDE                  FRANCE
----------------------------
  - 2nd LARGEST IN EUROPE     UK                         UK                       - SALES TO :               GERMANY

  - 5,600 MOVIES              GERMANY                    GERMANY                  - PREMIUM CHANNELS

- 6,000 HOURS OF              SPAIN                      SPAIN                    - MINIPLAY
  TV PROGRAMS
                              BENELUX                    BENELUX                  - BASIC
----------------------------
                                                                                  - OVER-THE-AIR
                                                                                    CHANNELS
----------------------------  ------------------------   ----------------------   ------------------------   -----------------------
        ACQUISITIONS
-----------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                  PAY TELEVISION
                                           THE LEADING PAY TV OPERATOR IN EUROPE


           PRODUCTION                              DISTRIBUTION
----------------------------------   ------------------------------------------
- 14 Y CHANNELS                      - SATELLITE              42%

- 25 "IN HOUSE" THEMATIC             - OVER-THE-AIR           44%
  CHANNELS

- 15 KEY BRANDS                      - CABLE                  14%

- 50 INTERACTIVE SERVICES

----------------------------------   ------------------------------------------
----------------------------------   ------------------------------------------
[CANAL+ LOGO] [CINE CINE MAS LOGO]        [CANAL SATELLITE LOGO]
[TELE + LOGO] [CANAL JIMMY LOGO]     [D + LOGO]  [SATELITE CANAL DIGITAL LOGO]
[SEASONS LOGO] [CLASSICS LOGO]       [CYFRA + LOGO] [CANALDIGITAL LOGO]
[PLANETE LOGO]
----------------------------------   ------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                PAY TELEVISION
                                                    THE CANAL+ GROUP IDENTITY


--------------------------------------------------------------------------------
PREMIUM                  +       THEMATIC           +      PLATFORM
--------------------------------------------------------------------------------
 BLOCKBUSTER MOVIES             CINEMA
      SPORTS                    SPORTS
 GENERAL ENTERTAINMENT         CHILDREN
      & NEWS                 DOCUMENTARIES
                         GENERAL ENTERTAINMENT
                                 NEWS
                                 MUSIC
--------------------------------------------------------------------------------

[CANAL+ LOGO]             [EUROSPORT.COM LOGO]          [CANAL SATELLITE LOGO]
                          [PLANETE LOGO]
                          [CLASSICS LOGO]
                          [I TELEVISION LOGO]
                          [CANAL JIMMY LOGO]
                          [SEASONS LOGO]
--------------------------------------------------------------------------------
                           INTERNATIONAL COMPARABLES
--------------------------------------------------------------------------------
[HBO + LOGO]              [DISCOVERY CHANNEL LOGO]      [ECHOSTAR LOGO]
[SHOWTIME LOGO]           [NICKELODEON LOGO]            [DIRECTV LOGO]
                          [ESPN LOGO]
                          [TCM LOGO]
--------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                           INTERNET: PARTNERING
                                               WITH VIVENDINET TO EXPORT ON THE
                                        WEB ALL OF CANAL+'S CONTENT AND BRANDS

                                WEB PACKAGING OF          MULTI FORMATING FOR
        CONTENT                 BRANDED THEMATHIC           MULTI DISTRIBUTION
        SOURCING                  PORTALS/SITES

------------------------    -------------------------    ----------------------
- TV CHANNELS               - SPORTS                     - PC

- RIGHTS
  ACQUISITION               - MOVIES                     - TV

- EVENTS
                            - Y-GENERATION               - PDA
- CO-PRODUCTIONS
  & PARTNERSHIPS
                            - CHANNELS                   - WAP/UMTS
- DATABASES
------------------------    -------------------------    ----------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                     TECHNOLOGY
                                           A MAJOR PLAYER IN DIGITAL TECHNOLOGY

                                                               INTERACTIVE
       SYSTEM                                                APPLICATIONS AND
     DEVELOPMENT                 INTEGRATION                RELATED BACK-OFFICE
--------------------------  -------------------------    --------------------------
- CONDITIONAL ACCESS        - DIGITAL BROADCAST CENTER   - DEVELOPMENT OF
  SOFTWARE:                   INSTALLATION AND SUPPORT     APPLICATIONS
  MEDIAGUARD
                                 - CABLE                 - AUTHORING TOOLS FOR THIRD
- INTERACTIVE TV SOFTWARE:       - SATELLITE               PARTIES (EUROPE, US, ASIA)
  MEDIAHIGHWAY                   - TERRESTIAL
--------------------------  -------------------------    ---------------------------

--------------------------  -------------------------    ---------------------------
->SET-TOP BOX               ->MORE THAN 20 NETWORK       ->SOFTWARE HOUSES
  MANUFACTURERS               OPERATORS WORLDWIDE        ->OPERATORS AND CHANNELS
--------------------------  -------------------------    ---------------------------


                        ----------------------------------------
                        - 7 MILLION STBS DEPLOYED

                        - 13 COUNTRIES IN OPERATION

                        - HALF OF THE CUSTOMERS OUTSIDE THE
                          GROUP INCLUDING:

                            ONDIGITAL (UK)        ZEE TV (INDIA)
                                       MEDIAONE (USA)
                        ----------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                              A EUROPEAN FOCUS
                                                         IN ALL OUR BUSINESSES
                                   [GRAPHIC]

                                           NORDIC
                  FRANCE   ITALY   SPAIN   REGION   BENELUX   POLAND   OTHERS
                 ---------------------------------------------------------------
  PRODUCTION        [X]     [X]     [X]     [X]      [X]       [X]     [X]
AND LIBRARIES
                 ---------------------------------------------------------------

   PAY-TV           [X]     [X]     [X]     [X]      [X]       [X]     [X]

                 ---------------------------------------------------------------
  INTERNET          [X]     [X]     [X]     [X]      [X]       [X]     [X]

                 ---------------------------------------------------------------
 TECHNOLOGY         [X]     [X]     [X]     [X]      [X]       [X]     [X]

                 ---------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                          AGENDA


   - CANAL+ GROUP

      - KEY DEVELOPMENT STAGES

      - THE CANAL+ BUSINESSES

      - A CLOSE-UP ON PAY-TV

      - KEY FINANCIALS

  - UNIVERSAL STUDIOS GROUP

  - VIVENDI UNIVERSAL'S TV AND FILMS DIVISION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                      A PAN-EUROPEAN FOOTPRINT
                          14 MILLION SUBSCRIPTIONS IN 11 EUROPEAN COUNTRIES...



  ... AND SUBSTANTIAL UPSIDE POTENTIAL REMAINS WITH
A CANAL+ AVERAGE PENETRATION OF 11% OF TV HOMES

--------------------------------                        --------------------------------

BENELUX                                                 NORDIC COUNTRIES
TOTAL TV HOMES:     11.1 MILLION                        TOTAL TV HOMES:     10.4 MILLION
CANAL+ GROUP PENETRATION:     6%          [GRAPIC]      CANAL+ GROUP PENETRATION:     6%
2-YR CAGR:                 10.2%                        2-YR CAGR:                 25.1%
LAUNCH DATE:                1989                        LAUNCH DATE:                1997
--------------------------------                        --------------------------------

--------------------------------                        --------------------------------
FRANCE                                                  POLAND
TOTAL TV HOMES:     22.3 MILLION                        TOTAL TV HOMES:    12.3 MILLION
CANAL+ GROUP PENETRATION:    24%                        CANAL+ GROUP PENETRATION:    3%
2-YR CAGR:                  8.0%                        2-YR CAGR:                62.3%
LAUNCH DATE:                1984                        LAUNCH DATE:               1995
--------------------------------                        --------------------------------

--------------------------------                        --------------------------------
SPAIN                                                   ITALY
TOTAL TV HOMES:     12.3 MILLION                        TOTAL TV HOMES:    20.6 MILLION
CANAL+ GROUP PENETRATION:    15%                        CANAL+ GROUP PENETRATION:    7%
2-YR-CAGR:                 22.3%                        2-YR CAGR:                38.4%
LAUNCH DATE:                1990                        LAUNCH DATE:               1997
--------------------------------                        --------------------------------


                --------------------------------
                AFRICA
                2-YR CAGR:                 11.8%
                LAUNCH DATE:                1991
                --------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                       US/EUROPEAN MEDIA WORLDS

                                          CANAL+ OPERATES IN A SIZEABLE MARKET.
              EUROPE'S LOW CABLE PENETRATION CREATES A SOLID LEADERSHIP POSITION

(99 YEAR END)        TOTAL            PAY TV           CABLE         SATELLITE          OVER-THE-AIR
                     TVHH           PENETRATION     PENETRATION     PENETRATION          PENETRATION
                     (MIL)              %
                                                              (AS A % OF TOTAL TVHH)
CANAL+ MARKETS
--------------
FRANCE               22.3              36              13              10                    13

ITALY                20.6              10               1               6                     3

SPAIN                12.3              20               2              10                     8

BENELUX              11.1              90              90

POLAND               12.3              36              34               2

NORDIC COUNTRIES     10.4              56              51               5

COMBINED             87.3              37              26               6                     5
--------
CANAL+ MARKETS
--------------
USA                  99.4              78              67              10                     1

UK                   23.9              32              13              17                     2

GERMANY              33.4              64              61               3

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                       A GROWING SUBSCRIBER BASE

                                OVER 14 MILLION SUBSCRIPTIONS AS OF 30 JUNE 2000

(SUBSCRIPTIONS IN '000s)
                      [BAR GRAPH]

CAGR: 15.5%
1993            5,737
1994            6,407
1995            7,269
1996            8,214
1997            9,479
1998           11,618
1999           13,628

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                 CANAL+'S LOYAL SUBSCRIBER BASE:
                                                        LOWEST CHURN IN INDUSTRY

- 7 YEARS average subscription duration
  (11 years in France)
              [BAR GRAPH]

DIRECTV (US)            18.9%
ECHOSTAR (US)             15%
CANAL+ (EUROPE)         14.4%
BSKYB (UK)              10.5%
CANAL+ (FRANCE)          8.8%


SOURCES: COMPANY AND EQUITY RESEARCH DATA
                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                              DIGITAL SUBSCRIBER
                                                  GROWTH:+137% P.A. SINCE LAUNCH
                             4.5 million digital subscribers as of June 30, 2000


International
France

1996                     220
1997                   1,226
1998                   2,543
1999                   4,023
JUNE 2000              4,491

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]                                            STRONG ARPU LEVERAGE...
                                          Average Monthly Revenue Per Subscriber


 ...RESULTING FROM A MUCH LARGER PROGRAM AND SERVICES OFFERING ON DIGITAL OMPARED TO ANALOGUE


                        EURO 28                 EURO 46
                        PREMIUM                 PAY-PER-VIEW
                                                BASIC
                                                PREMIUM




                        ANALOGUE                DIGITAL


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                          AGENDA

-    CANAL+ GROUP

     -    KEY DEVELOPMENT STAGES

     -    THE CANAL+ BUSINESSES

     -    A CLOSE-UP ON PAY-TV

     -    KEY FINANCIALS

-  UNIVERSAL STUDIOS GROUP

-  VIVENDI UNIVERSAL'S TV AND FILMS DIVISION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                           CONSOLIDATED REVENUES
                                                             BY BUSINESS SEGMENT

                                                       TOTAL 1999 = EURO 3,291 m

PAY TV                  87%

FRANCE                  64%

INTERNATIONAL           23%

PRODUCTION AND
RIGHTS LIBRARY          11%

OTHER ACTIVITIES         2%


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                          EBITDA
                                                             BY BUSINESS SEGMENT

                                                         TOTAL 1999 = EURO 423 m

PAY TELEVISION
FRANCE                  EURO  400 m

PAY TELEVISION
INTERNATIONAL           EURO (157)m

PRODUCTION AND
RIGHTS LIBRARY          EURO  178 m

OTHER ACTIVITIES        EURO    2 m


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                         TELE+ :
                                                         STRONG UPSIDE POTENTIAL

                    STILL IN THE EARLY STAGE OF THE J CURVE OF THE PAY TV MODEL

M EURO

[BAR CHART]

          Variable Costs
          Fixed Costs
          Revenues

[BAR CHART]

          Subscriptions (000's)
          EBITDA (M EURO)



-    THE BOTTOM OF THE J CURVE HIT IN 2000

-    BEGINNING OF THE UPSWING IN 2001

-    BREAKEVEN IN 2003

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                   PROGRAMMING COSTS CONTAINMENT

-    Output deals in 11 European countries with 3 to 6 of the 7 US major studios

- Agreements with the main sports federations (soccer, basketball, boxing, rugby) in 11 European countries

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                            PROJECTED FINANCIALS

                                               2000E
-------------------------------------------------------------

Individual subscriptions (in thousands)
FRANCE                                           7.0
INTERNATIONAL                                    8.2
-------------------------------------------------------------
(EURO millions)
REVENUES                                        3,650
-------------------------------------------------------------
EBITDA                                            420
-------------------------------------------------------------
CAPEX                                             740
-------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                         NON CONSOLIDATED ASSETS

------------------------------------------------------------------------------------------------------------------------
                                              OWNERSHIP       SUBSCRIPTIONS             1999             1999
                                                                                      REVENUES          EBITDA
------------------------------------------------------------------------------------------------------------------------
PAY-TV                                        (30/6/00)        (30/6/00)                EURO             EURO
                                                                                      MILLIONS         MILLIONS
------------------------------------------------------------------------------------------------------------------------
NORDIC                  CANAL DIGITAL            50%           0.33M               EURO 67 MIL              EURO -29 MIL

SPAIN                   SOGECABLE                21%           1.79                    491                        66

                        PREMIUM                  18%           0.90                    254                       -20

                        SOGECABLE

                        SATELLITE

POLAND                  TKP                      33%           0.39                     44                       -18

                        CYFRA+                   33%           0.29                      6                       -19
------------------------------------------------------------------------------------------------------------------------
THEMATIC
------------------------------------------------------------------------------------------------------------------------
EUROSPORT               FRANCE                   39%           4.0                      22                         3
                        INTERNATIONAL            50%           32.1                    153                        14

MULTITHEMATIQUES                                 27%           18.1                    118                       -19
------------------------------------------------------------------------------------------------------------------------
TV
PROGRAMS
------------------------------------------------------------------------------------------------------------------------
EXPAND                                           29%             -                      17*                       36*
------------------------------------------------------------------------------------------------------------------------
INTERNET
------------------------------------------------------------------------------------------------------------------------
CANEL                                            50%             -                       2*                      -16*
NUMEDIA
------------------------------------------------------------------------------------------------------------------------

* Figures for first half 2000

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]                                               KEY BUSINESS DRIVERS


                                                      Quality of Product
                      Subscriber Base
Revenue                   Base            ====>       Strength of Brand
Growth         ====>
                          ARPU            ====>   Analogue/Digital Conversion

                                                     Interactive Services

                                                  Own-production/Coproduction

   Cost                 Programming       ====>          Acquisitions
Containment    ====>
                        Subscriber        ====>        Churn Management
                        Acquisition
                                                         Competition



                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                     KEY TRENDS FOR CANAL+ GROUP


-  SUSTAINED GROWTH AND IMPROVING PROFITABILITY FOR THE COMING YEARS

-  CASH FLOW BREAK-EVEN EXPECTED IN 2002

--------------------------------------------------------------------------------
                                                        2000-02 CAGR
--------------------------------------------------------------------------------
SUBSCRIPTIONS                                                10%
--------------------------------------------------------------------------------
REVENUES                                                     >10%
--------------------------------------------------------------------------------
EBITDA                                                    35% to 40%
--------------------------------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                          AGENDA

-    CANAL+ GROUP

     -    KEY DEVELOPMENT STAGES

     -    THE CANAL+ BUSINESSES

     -    A CLOSE-UP ON PAY-TV

     -    KEY FINANCIALS

-    UNIVERSAL STUDIOS GROUP

-    VIVENDI UNIVERSAL'S TV AND FILMS DIVISION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                                          AGENDA

-    CANAL+ GROUP

     -    KEY DEVELOPMENT STAGES

     -    THE CANAL+ BUSINESSES

     -    A CLOSE-UP ON PAY-TV

     -    KEY FINANCIALS

-    UNIVERSAL STUDIOS GROUP

-    VIVENDI UNIVERSAL'S TV AND FILMS DIVISION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                 CANAL+/UNIVERSAL: A NATURAL FIT


-    50% OF STUDIO REVENUES ARE GENERATED BY TV CHANNELS

-    40% OF TOTAL CHANNEL PROGRAMMING CONSISTS OF MOVIES


[UNIVERSAL LOGO]               PRODUCTION/              PACKAGING
                               DISTRIBUTION             CHANNELS
                               PROGRAMS
---------------------------------------------------------------------------------------------
CANAL+                         PRODUCTION/              PACKAGING               DISTRIBUTION
                               DISTRIBUTION             CHANNELS                PLATFORMS
                               PROGRAMS


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                      EXAMPLE: THEMATIC CHANNELS
                                                      A COMPLEMENTARY FOOTPRINTS
                                         WITH POTENTIAL FOR GEOGRAPHIC EXPANSION

                     OVER 43 MILLION TV HOUSEHOLDS RECEIVE
                     CANAL+ AND UNIVERSAL THEMATIC CHANNELS

                                CANAL+ GROUP                 [UNIVERSAL LOGO]
FRANCE                                 X                              X

ITALY                                  X                              X

SPAIN                                  X                              X

BENELUX                                X

NORDIC REGION                          X

POLAND                                 X

GERMANY                                X                               X

U.K.                                                                   X

LATIN AMERICA                                                          X

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                 EXAMPLE: A POWERFUL COMBINATION
                                                             OF RIGHTS LIBRARIES


                [STUDIO CANAL LOGO]                    [UNIVERSAL LOGO]

NUMBER OF TITLES        5,600                            4,000
                                        +
      TV HOURS          6,000                            24,000

                        FILM LIBRARY BY COUNTRY OR ORIGIN

US                                   54%

EUROPE                               45%

OTHER                                 1%


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                   CANAL+/UNIVERSAL: INTEGRATION
                                              TO FUEL THE PAY-TV VIRTUOUS CIRCLE


                                SUBSCRIBER BASE
                                AND ARPU GROWTH


INCREASE CUSTOMER
INTEREST FOR
CANAL+/UNIVERSAL                                        REVENUE GROWTH
PRODUCTS AND
SERVICES


                                 DEVELOPMENT OF
                                  CONTENT, NEW
                                  PRODUCTS AND
                              INTERACTIVE SERVICES


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                   CANAL+/UNIVERSAL: INTEGRATION
                                              FOR EFFICIENCY AND RATIONALISATION

OPERATING COSTS                    PURCHASING                IT                  OVERHEADS
   EXAMPLES                         EXAMPLES              EXAMPLES               EXAMPLES
Acquisitions: centralize           - DVD, VHS             - data center          - Overlap VU/
program acquisitions teams                                                         CANAL+ Group
and align strategies               - magazines            - WAN
                                                                                 - Overlap CANAL+/
Technical operations:                                     - PC                     Universal
consolidate broadcast and          - print
TV "back-office" functions,                               - SAP                  - global reengineering
centralise sourcing of                                                             of systems processes
materials (film,                   - marketing            - application            and support
processing...), merge rights                                                       functions
and royalty management             - travel               developments

Distribution: consolidate          - fleet
video and film distribution
efforts

Technology costs: use CANAL+
Technologies for Universal's
development in content
control and digital rights
management

Internet development costs:
sharing investments in content,
developing B-to-B extranet
using Universal model,
leverage CANAL+'s web
development infrastructures


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                   CANAL+/UNIVERSAL: INTEGRATION
                                              FOR EFFICIENCY AND RATIONALISATION


OPERATING               PURCHASING              I.T.            OVERHEADS
  COSTS


                           COST SAVINGS OF EURO 60-80
                             MILLION P.A. OVER THE
                                NEXT THREE YEARS

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                           CANAL+/UNIVERSAL: INCREASING REVENUES
                                                     THROUGH CROSS-FERTILISATION

INCREASE EXISTING                                   "IN-HOUSE" INTEGRATION OF
REVENUE STREAMS                                      EXTERNALISED FUNCTIONS
    EXAMPLES                                                 EXAMPLES
    --------                                                 --------
- Broadcasting: launch and                         - Studio: Universal Pictures
  promote USG channels across all                    International Video to
  CANAL+ platforms                                   manage all CANAL+/USG
                                                     video distribution
- Studio: cross promote all USG
  films, videos, and products across               - Internet: CANAL NUMEDIA
  CANAL+ subscriber base and                         to develop all USG web
  media platforms (channels,                         sites
  magazines...)

- Internet: develp e-commerce of
  all CANAL+ and USG products
  across all CANAL+ and USG
  portals (ex. virtual theme park)


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                    CANAL+/UNIVERSAL: INCREASING
                                            REVENUES THROUGH CROSS-FERTILISATION




        ENHANCING                                       IN-HOUSE
        EXISTING                                     INTEGRATION OF
        REVENUES                                      EXTERNALISED
                                                        FUNCTIONS



                 REVENUE INCREASES ESTIMATED AT AROUND
                EURO 450 MILLION P.A. OVER THE NEXT FEW
                 YEARS GIVING AN EBITDA IMPACT IN THE
                      RANGE OF EURO 50 MILLION

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                  CANAL+/UNIVERSAL: CREATING NEW
                                                BUSINESS AND NEW REVENUE STREAMS



                   EXAMPLE: CREATING A LEADING VIDEO ON DEMAND OPERATOR

       CONTENT                 TECHNOLOGY                 DISTRIBUTION              A LEADING VOD
                                                                                       OPERATOR
--------------------      ---------------------------     -----------------     --------------------------
[STUDIO CANAL PHOTO]                                      [VIZZAVI PHOTO]       - IN 2005, BROADBAND
 [UNIVERSAL PHOTO]        [CANAL+ TECHNOLOGIES PHOTO]                             PENETRATION ESTIMATED
 [HYPNOTIC PHOTO]                                                                 AT 20-30% OF EUROPEAN
                          - ACCESS CONTROL                  CANAL+ AND            TV HOMES AND 35% IN THE
- LIBRARY OF 9,600        - INTERACTIVE                    USG WEBSITES           US; TOTAL VOD MARKET
  MOVIES                    APPLICATIONS                                          POTENTIAL OF $2.2 BN

- APPROX. 40 NEW                                                                - POTENTIAL MARKET
  FILMS P.A. FROM                                                                 SHARE OF 15-20% IN
  WHICH 10 TO 15                                                                  EUROPE FOR CANAL+/
  EUROPEAN FILMS                                                                  UNIVERSAL'S VOD
                                                                                  PLATFORM
- SHORT FILMS                                                                   --------------------------
  LIBRARY
--------------------      ---------------------------     -----------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]                                         CANAL+/UNIVERSAL: CREATING
                                                                    NEW BUSINESS


       EXAMPLE: CREATING A LEADING MOVIE PORTAL FOR PROFESSIONALS AND CONSUMERS


      CONTENT                  SERVICES                       DISTRIBUTION      A LEADING MOVIE
                                                                                     PORTAL

--------------------         ---------------------------      ---------------
[STUDIO CANAL PHOTO]                                                            - A UNIQUE
 [UNIVERSAL PHOTO]           [CANAL+ TECHNOLOGIES PHOTO]         CANAL+ AND       PROMOTION AND
                                                                 USG              SALES PLATFORM FOR
                                                                 WEBSITES         CANAL+/USG AND
                                                                                  VIVENDI UNIVERSAL
- ONE OF THE                 ALLOCINE.FR                                          (UMG OR HAVAS)
  WORLD'S MOST                                                                    MEDIA PRODUCTS:
  EXTENSIVE                  TICKETMASTER                                         FILMS, VIDEOS,
  AUDIOVISUAL                                                                     DVDS, CDS...
  RIGHTS
  DATABASES                                                                     - 3-YEAR TARGET OF 4
  WORLDWIDE                                                                       TO 5 MILLION
                                                                                  VISITORS IN EUROPE
--------------------         ---------------------------      ---------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                               CANAL+/UNIVERSAL:
                                                           EXTENDING NEW MARKETS




VOD/PORTAL

                                 [MAP GRAPHIC]

                                 [CANAL+ PHOTO]

                               [UNIVERSAL PHOTO]

                                                                VOD/PORTAL

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                             INTEGRATION INTO VIVENDI UNIVERSAL:
                                                   THE MEDIA CROSS FERTILIZATION


- EXCHANGING CONTENT IS A KEY DRIVER OF REVENUE SYNERGIES

                                        MUSIC


                                      CD SALES
                PPV FEES              MOVIE SOUNDTRACKS
                TV                                   ENTRANCE TICKETS           THEME
TV AND          SUBSCRIPTIONS           REVENUE      MERCHANDISING              PARKS
FILMS           RIGHTS                  STREAMS
                ENTRANCE TICKET

                        SALES OF SPECIALIZED            ADVERTISING
                        MAGAZINES
                        SALES OF VIDEO GAMES

        PUBLISHING &                                            INTERNET
      ENTERTAINMENT

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]

CANAL+/UNIVERSAL NEW DISTRIBUTION TOOLS [VOD, VERTICAL PORTAL,...] TOGETHER WITH NEW GENERATION OF SET TOP BOXES WILL GENERATE VALUE ENHANCING SYNERGIES.

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                            TODAY, EXISTING INTERACTIVE SERVICES
                                                     ALREADY ATTRACT SUBSCRIBERS


- 90 % OF SUBSCRIBERS USE INTERACTIVE SERVICES

- 66 % OF SUBSCRIBERS CONNECT THEIR SET-TOP-BOXES TO THE PHONE NETWORK

- 10 MILLION VISITS A MONTH TO THE INTERACTIVE WEATHER SERVICE

- 2.2 MILLION GAMERS A MONTH

- 1 MILLION PPV ORDERS A MONTH

- UP TO 25 BOUTIQUES OFFERED IN THE VIRTUAL MALL BEFORE THE END OF THE YEAR

- 25,000 BETTING ACCOUNTS ON HORSE RACES OPENED SINCE THE LAUNCH OF THE SERVICE (MID-APRIL 2000)

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                               TOMORROW'S SET TOP BOX:A CATALYST
                                          OF CONVERGENCE BETWEEN TV AND INTERNET


---------------------------                         ----------------------------------
       Specifications                                          Display
-------------------------------                     ----------------------------------
-  2 input tuners                                       -  PC-type graphics

-  Hard disk drive (30 Go)                              -  High-quality TV(picture and
                                                           sound)
-  Extended Memory (56 Mb)
                                                        -  Simultaneous display of
-  High-speed modem (56 K)                                 graphics and video
-------------------------------
                                                        -  5 graphics panels:
                                                           background, still-picture,
                                                           video, graphic and cursor
                                                    ----------------------------------

                         [VISA/AMERICAN EXPRESS PHOTO]


                                                    ----------------------------------
                                                              Capabilities
                                                    ----------------------------------
                                                        -  Virtual Video on demand
------------------------------
      Connectivity                                      -  Audio recording and replay
------------------------------
-  PC and all peripherals                               -  Time shifting/VCR
   (printer, scanner, camera)
                                                        -  Copyright protection
-  Video and audio peripherals
   (DVD, MP3, camcorders...)at                          -  Interactive services
   high speed
                                                        -  Web acess and navigation
-  ADSL Modem
------------------------------                          -  Secured payment

                                                        -  Video games
                                                    ----------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                             NEW REVENUE STREAMS
                                                            FUELLING ARPU GROWTH


--------------------------- ------------------------------------------------------
                                -  Advertising banners
    Advertising                 -  Transaction fees on purchase leads
                                -  Share of telephone airtime
--------------------------- ------------------------------------------------------
                                -  Revenues from purchases
   E-Commerce                   -  Transaction fees (banking, betting...)
                                -  Share of telephone airtime
--------------------------- ------------------------------------------------------
     Audio,                     -  Fees per program
  VOD and Gaming                -  Usage time fees (network gaming)
                                -  Share of telephone airtime
--------------------------- ------------------------------------------------------
                                - Incremental and monthly fees for access to some
  Subscriptions                   interactive or Personal Video Recording services

--------------------------- ------------------------------------------------------
                                -  Wholesale
                                -  Retail
     Consumer                       -  PVRs
    Appliances                      -  Gaming consoles
                                -  Interactive applications
--------------------------- ------------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                           STRONG ARPU POTENTIAL

- REVENUES GENERATED FROM WALLED GARDEN AND THROUGH VIZZAVI SERVICES AND PRODUCTS AVAILABLE ON THE G2 SET TOP BOXES, ESTIMATED AT AN ADDITIONAL EURO 10-EURO 30 PER USER PER MONTH




                                               A RANGE OF 56 EURO TO 76 EURO

EURO 28                 EURO 46

PREMIUM                 PAY-PER-VIEW                   G2
ANALOGUE                BASIC                          PAY-PER-VIEW
                        PREMIUM                        BASIC
                        DIGITAL                        PREMIUM
                                                       MULTISERVICE

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                             INTEGRATION INTO VIVENDI UNIVERSAL:
                                                    INCREASING EXISTING REVENUES



--------------------    --------------------   ---------------  ------------------------
Multimedia                                                      Multi
publishing              In-house                Cross           products
and Licensing           talent pool             Promotion       Multi
                                                                distribution
--------------------    --------------------   ---------------  ------------------------
      Movie               Music artists           Music               Shelf space
                                                                 (Music, Film, Sports)
   Soundtrack             Film production         Sports
                        --------------------                             VIZZAVI
      Game                                       Programming                +
                            Animated             and assets           G 2 Set Top Box
   Marchandising           Characters          ---------------       (downloading and
                                                 Music, TV and           storage)
New Park attractions                             Films Content              +

(ex the Gladiator,           Games                                      Sub Magazine
  Jurassic Park)                                  TV theaters
--------------------        Prints                     +           -----------------------
  Coordination                                        Web          Multi product retailors
licensing for all          Theme Park                  +             (Packaging offers)
      media                                          Print
                                                       +
                                                     Parks
--------------------    --------------------     --------------    ------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

{CANAL+ LOGO]
                                             INTEGRATION INTO VIVENDI UNIVERSAL:
                                                     NEW REVENUES AND BUSINESSES



--------------------------------    -----------------------------------  ---------------------------------------

      Customer loyalty                         International                         New products
                                                expansion                           and services
--------------------------------    -----------------------------------  ---------------------------------------

--------------------------------    -----------------------------------  ---------------------------------------
                                     -  Export portals and ticketing         -  Virtual theme parks and
-  Group wide program (clubs            concepts                                Studios
   foot, music, student)                (Allo Cine-Movie - Sport)               (games, Education, Picture)

-  In-house products as                    ---------------------                --------------------------------
   rewards                                     Europe + US                                 Web
   (CD - DVD)                              ---------------------                --------------------------------
                                     -  Export Farm Club                     -  Music, sports, games...
-  Card Program                         Concept
   (Sub + ticketing)                    (Canal+ VIZZAVI)

-  Escalating discount for                                                      --------------------------------
   multiple product                        ---------------------                        E commerce
                                                 Europe                         --------------------------------
                                           ---------------------               (Vizzavi+ Canalsat + canalplus.fr)
                                     -  Marchandising
   Low churn rate close to                                               ---------------------------------------
   CANAL+ level                           ---------------------
--------------------------------               Europe + US
                                           ---------------------

                                    -----------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[CANAL+ LOGO]
                                                        AN INTEGRATED COMPANY...

 ...bringing together the best of two worlds and spanning 4 businesses

                             -----------------------
                                Vivendi-Universal
                                TV/Film Division
                             -----------------------



--------------------  -------------------  -----------------------  ----------------------------
Production/library         PAY TV                Internet                    Technology
--------------------  -------------------  -----------------------  ----------------------------

[UNIVERSAL LOGO]       [13TH STREET LOGO]  [UNIVERSALONLINE*COM LOGO]
                       [STUDIO UNIVERSAL
                             LOGO]
                       [SCI-FI LOGO]
------------------------------------------------------------------------------------------------

[STUDIO CANAL LOGO]    [CANAL+ LOGO]         [CANAL E LOGO]           [CANAL+ TECHNOLOGIES LOGO]
                       [CLASSICS LOGO]
                       [SEASONS LOGO]
                       [PLANETE LOGO]
                       [CANAL JIMMY LOGO]
                       [I TELEVISION LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]